Exhibit 99.1

Medigus Announces a Notice of Intention to Grant a
European Patent
for Its micro ScoutCam™ Microvisual Technology

OMER, Israel, November 28, 2016 — Medigus Ltd. (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, announced today that it has received a Notice of Intention to Grant a Patent from the European Patent Office (EPO) for its micro ScoutCam™ miniature camera technology. The patent application was submitted under the title SMALL DIAMETER VIDEO CAMERA HEADS AND VISUALIZATION PROBES AND MEDICAL DEVICES CONTAINING THEM. If granted, this patent will be valid until September 16, 2030.

Once granted it will be the first patent Medigus receives for a video camera with a diameter of 1.1mm or less. Medigus also has additional patent applications for miniature camera technology pending before the EPO and other patent offices. The micro ScoutCam portfolio of products includes a range of video cameras with small diameter heads that use CMOS (complementary metal oxide semiconductor) or CCD (charge coupled device) based lenses.

 “We are pleased with this notice from the European Patent Office as it validates the significance of our microvisual technology over a variety of applications and builds to our growing body of IP,” said Chris Rowland, CEO of Medigus. “Our engineers are continually enhancing our technology platform and remain committed to delivering the most innovative new solutions for a broad scale of unmet needs across medical, industrial and other scientific applications.”

 Medigus holds existing patents for one of its micro ScoutCam brands as well as for MUSE™, its flagship medical device that incorporates the micro ScoutCam to help physicians perform transoral incisionless fundoplication procedures.

About the micro ScoutCam™ Portfolio
As an expert in micro-endoscopic devices, Medigus developed the micro ScoutCam™ portfolio, which consists of a variety of micro CMOS and CCD video cameras, and includes micro ScoutCam™ 1.2, which to the best of the company's knowledge, is the smallest in the world. micro ScoutCam technology features optic and illumination solutions, micro sensors and high-end DSP video processors that can be tailored for both medical and industrial applications. Customization and seamless integration is at the forefront of the micro ScoutCam portfolio’s design. All micro ScoutCam cameras are manufactured at Medigus’ facilities, in a controlled environment, ISO 7 per the ISO 14644-1 Standard and 9001 for Quality Management System.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, our ability to secure favorable reimbursement rates, regulatory, legislative and policy changes, and clinical results. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

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MEDIA CONTACT:
Chantal Beaudry
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com

INVESTOR RELATIONS (U.S.):
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

INVESTOR RELATIONS (Israel):
 Iris Lubitch/ Noam Yellin
SmarTeam
972-3-6954333
Iris@Smartteam.co.il
Noam@Smartteam.co.il